Exhibit 99.1

Xiao-I Corporation Reports Unaudited 2024 First Half Financial Results

SHANGHAI, October 28, 2024 -- Xiao-I Corporation (NASDAQ: AIXI) (“Xiao-I” or the “Company”), a leading artificial intelligence company, today reported its unaudited financial results for the six months ended June 30, 2024.

Financial and Business Highlights:

●	Net Revenues: Xiao-I posted net revenues of $32.95 million for H1 2024, an increase from $26.48 million in H1 2023, representing a 24.5% YoY growth, driven primarily by strong contributions from Hua Zang LLM (large language model) and Technology Development Services.
●	Gross Margin: Gross margin declined to 64.5% in H1 2024, compared to 77.3% in H1 2023. The decrease was primarily due to the growing scale of Technology Development Services and the delivery phase of Hua Zang LLM, which incurs higher costs during pre-training and fine-tuning. However, once models enter the subscription phase, gross margins are expected to improve. Long-term gross margins are projected to stabilize at 60-70%.
●	Total Operating Expenses: Operating expenses increased slightly to $36.10 million in H1 2024, up from $34.10 million in H1 2023.
●	R&D Expenses: R&D expenses were reduced to $26.90 million in H1 2024 from $29.65 million in H1 2023, a 9.3% reduction, as AI systems reached maturity and development efforts became more efficient.
●	Net Loss: Xiao-I reported a net loss of $15.54 million in H1 2024, compared to $18.77 million in H1 2023.

Hua Zang LLM and Transition to MaaS:

Xiao-I’s Hua Zang LLM, with capabilities similar to ChatGPT, has been a key driver behind the Company’s growth in the first half of 2024. Corporations are prioritizing AI adoption, and we believe Hua Zang’s unique ability to deploy locally addresses critical security and confidentiality concerns. This advantage, particularly appealing to organizations managing sensitive information, has fueled the growth of the Company’s Model-as-a-Service (MaaS) solutions. By integrating customized AI models for large corporations, Xiao-I has established scalable, long-term revenue through a subscription-based approach. Additionally, the transition of its AI Chatbot clients from upfront licensing to MaaS has further contributed to predictable revenue streams.

Outlook for B2C and Overseas Expansion:

The Company is also enthusiastic about its B2C initiatives, particularly the Hearview AI glasses, which offer cutting-edge AI technology intended to assist individuals with hearing impairments. Xiao-I is committed to driving AI innovation in this market, with plans to expand its reach through strategic partnerships. Furthermore, the Company is actively exploring overseas opportunities engaging in ongoing discussions with potential clients in the U.S. for its Hua Zang LLM, which could position Xiao-I for significant international growth.

CEO’s Statement:

“Our performance in H1 2024 reflects the increasing demand for secure, customizable AI solutions, particularly in our Hua Zang LLM, which addresses key security concerns for our clients. We expect continued growth as we scale these services and transition more clients to our MaaS model,” said Mr. Hui Yuan.

Outlook for H2 2024:

Xiao-I maintains its full-year revenue projection of $73 million and expects stronger performance in the second half, driven by continued MaaS adoption and customized AI services. The Company anticipates that the net loss will be reduced through revenue growth and ongoing reduction in R&D expenses.

First Half 2024 Financial Results

Net Revenues

Net revenues were US$32.95 million for the first half of 2024, up 24.5% year over year from US$26.48 million for the same period of 2023, driven primarily by strong contributions from Hua Zang LLM and Technology Development Services.

By Revenue Type

By Product lines	2023H1	2024H1	% Change YoY
MaaS	$22,958,930	$24,768,850	7.9
Non-MaaS	3,516,489	8,184,915	132.8
Total	$26,475,419	$32,953,765	24.5

By Way of Delivery	2023H1	2024H1	% Change YoY
Sale of software products	$535,004	$102,705	(80.8)
Sale of hardware products	30,175	2,539	(91.6)
Technology development service	1,763,797	8,039,536	355.8
M&S service	1,426,784	670,959	(53.0)
Sale of cloud platform products	22,719,659	24,138,026	6.2
Total	$26,475,419	$32,953,765	24.5

Cost of Revenues

Cost of revenues was US$11.69 million for the first half of 2024, up 94.6% year over year from US$6.01 million for the same period of 2023. The increase in the cost of revenue is primarily impacted by the larger scale of revenue.

Gross Profit

Gross profit was US$21.27 million for the first half of 2024, representing an increase of 3.9% year over year from US$20.47 million for the same period of 2023. Gross margin declined to 64.5% in H1 2024, compared to 77.3% in H1 2023.

The decrease was primarily due to the increased low margin business and the initial delivery of Hua Zang LLM. During the period, the revenue of Technology Development increased 355.8% to US$8.0 million, which has relatively low gross margin due to its business nature. And with the ramp-up phase of Hua Zang LLM incurs higher costs due to customization, fine-tuning, and deployment.

Operating Expenses

Total operating expenses were US$36.10 million in the first half of 2024, representing a slight increase of 5.9% year over year from US$34.10 million for the same period of 2023. Although the R&D expenses have gone down to US$2.75 million, it cannot offset the increment from general and administrative expenses of US$5.27 million. The major R&D investment finished with the delivery of Hua Zang LLM, which drove the R&D expenses to go down during the period. However, the Company has adjusted the staff structure due to the application of Hua Zang LLM in daily operation, which caused a temporary human optimization cost. The Company anticipate that with smaller coding team, higher productization and prompting team, the operation efficiency would enhance accordingly.

Net Loss

Net loss narrowed down to US$15.54 million for the first half of 2024, compared to US$18.77 million for the same period of 2023.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When The Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com

XIAO-I CORPORATION

CONDENSED CONSLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31, 2023	As of June 30, 2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,564,542	$1,822,370
Restricted cash	20,676	27,107
Accounts receivable, net	28,326,985	47,052,282
Amounts due from related parties	-	157,616
Inventories	67,826	81,242
Contract costs	1,691,293	6,157,729
Advance to suppliers	1,149,642	1,317,003
Prepaid expenses and other current assets, net	5,233,553	4,837,217
Total current assets	38,054,517	61,452,566

Non-current assets:
Property and equipment, net	2,125,629	2,121,020
Intangible assets, net	212,445	161,666
Long-term investments	2,650,458	2,552,384
Right of use assets	2,431,475	1,130,594
Prepaid expenses and other non-current assets	7,000,357	6,604,234
Amount due from related parties-non-current	13,859,350	13,540,291
Total non-current assets	28,279,714	26,110,189

TOTAL ASSETS	$66,334,231	$87,562,755

Commitments and Contingencies

Liabilities
Current liabilities:
Short-term borrowings	$26,760,940	$33,023,723
Accounts payable	13,674,339	32,225,465
Amount due to related parties-current	704,947	206,716
Deferred revenue	1,654,145	7,562,248
Convertible loans	-	2,110,313
Derivative liabilities	-	163,958
Accrued expenses and other current liabilities	13,938,253	19,840,661
Lease liabilities, current	929,755	573,144
Total current liabilities	57,662,379	95,706,228

Non-current liabilities:
Amount due to related parties-non-current	7,905,290	7,177,872
Accrued liabilities, non-current	7,759,474	7,297,449
Lease liabilities, non-current	1,473,950	504,547
Total non-current liabilities	17,138,714	14,979,868

TOTAL LIABILITIES	74,801,093	110,686,096

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2023 and June 30, 2024, respectively; 24,015,592 shares and 24,778,926 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	$1,201	$1,239
Preferred shares (par value of $0.00005 per share; nil and 3,700,000 preferred shares authorized as of December 31, 2023 and June 30, 2024; 3,700,000 and 3,700,000 preferred shares issued and outstanding as of December 31, 2023 and June 30, 2024)	185	185
Additional paid-in capital	108,729,047	109,361,437
Statutory reserve	237,486	237,486
Accumulated deficit	(110,833,045)	(126,333,034)
Accumulated other comprehensive loss	(2,998,562)	(2,815,101)
XIAO-I CORPORATION shareholders’ deficit	(4,863,688)	(19,547,788)
Non-controlling interests	(3,603,174)	(3,575,553)
Total shareholders’ deficit	(8,466,862)	(23,123,341)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$66,334,231	$87,562,755

XIAO-I CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
Sale of software products	$535,004	$102,705
Sale of hardware products	30,175	2,539
Technology development service	1,763,797	8,039,536
M&S service	1,426,784	670,959
Sale of cloud platform products	22,719,659	24,138,026
Net revenues	26,475,419	32,953,765
Cost of sale of software products	(368,021)	(45,001)
Cost of sale of hardware products	(26,118)	(1,416)
Cost of technology development service	(1,286,290)	(5,429,050)
Cost of M&S service	(805,948)	(364,398)
Cost of sale of cloud platform products	(3,519,521)	(5,846,639)
Cost of revenues	(6,005,898)	(11,686,504)
Gross profit	20,469,521	21,267,261

Operating expenses:
Selling expenses	(2,377,409)	(1,862,535)
General and administrative expenses	(2,070,052)	(7,341,878)
Research and development expenses	(29,649,703)	(26,897,236)
Total operating expenses	(34,097,164)	(36,101,649)

Loss from operations	(13,627,643)	(14,834,388)

Other loss:
Investment losses	(225,351)	(37,326)
Interest expenses	(1,570,847)	(937,374)
Fair value change of derivative liabilities	-	107,586
Other income, net	525,431	159,027
Total other loss	(1,270,767)	(708,087)

Loss before income tax expense	(14,898,410)	(15,542,475)
Income tax expenses	(3,871,118)	-
Net loss	$(18,769,528)	$(15,542,475)
Net loss attributable to non-controlling interests	(173,782)	(42,485)
Net loss attributable to XIAO-I CORPORATION shareholders	(18,595,746)	(15,499,990)
Other comprehensive income
Foreign currency translation change, net of nil income taxes	507,422	253,567
Total other comprehensive income	507,422	253,567
Total comprehensive loss	$(18,262,106)	$(15,288,908)
Total comprehensive (loss)/income attributable to non-controlling interests	(76,331)	27,621
Total comprehensive loss attributable to XIAO-I CORPORATION shareholders	(18,185,775)	(15,316,529)
Earnings/(Loss) per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	(0.80)	(0.64)
Diluted	(0.80)	(0.64)
Weighted average number of ordinary shares outstanding
Basic	23,308,370	24,049,072
Diluted	23,308,370	24,049,072

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